UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For May 25, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                             ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                    PRECISION DRILLING CORPORATION



                                    Per: /s/ Jan M. Campbell
                                         ---------------------------------------
                                         Jan M. Campbell
                                         Corporate Secretary




Date:    May 25, 2004

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------

                   PRECISION DRILLING CORPORATION ANNOUNCES A
                    PUBLIC OFFERING OF 5.625% NOTES DUE 2014

Calgary, Alberta, Canada May 25, 2004 - Precision Drilling Corporation ("Precision") announced a public offering of US$300,000,000 of 5.625% Notes due June 1, 2014 (the "Notes") to be sold in the United States. Precision will use the net proceeds from the sale of the Notes to repay a portion of the indebtedness incurred to finance the acquisition of the land drilling business assets of GlobalSantaFe Corporation and the acquisition of the issued and outstanding shares of Reeves Oilfield Services Ltd.

The completion of the sale of the Notes is expected to occur on Friday, May 28, 2004.

These debt securities are rated BBB+ by Standard & Poor's Rating Services.

This offering is being made under a previously filed Shelf Prospectus for sale of up to US$1 billion of debt securities and common shares. UBS Securities LLC is acting as book-running manager for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes.

Certain statements contained in this press release, including statements relating to matters that are not historical facts and statements relating to the intention to sell securities and the ultimate use of proceeds are forward-looking statements, including under the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; the ability to successfully carry out its intentions; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors which are described in further detail in Precision's filings with the Securities and Exchange Commission.

Precision Drilling Corporation (TSX: PD and PD.U; NYSE: PDS), headquartered in Calgary, Alberta, Canada, is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century.

FOR FURTHER INFORMATION PLEASE CONTACT HANK B. SWARTOUT, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OR DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500; FAX (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM